Exhibit 99.1

15601 Dallas Parkway, Suite 600 • Addison, TX 75001 • behringerinvestments.com

August 30, 2016

Notice to Stockholders

Regarding Tender Offer by a Third Party

For Behringer Harvard Opportunity REIT I, Inc. Shares

Dear Stockholder:

Recently you may have received correspondence from MacKenzie Capital Management, LP and its affiliates (“MCM”) relating to an offer to purchase your shares of Behringer Harvard Opportunity REIT I, Inc. (the “Company”).  MCM’s offer price is $1.00 per share.  We believe that MCM’s offer price is significantly below the value of your shares and recommend against selling shares at that price.

To decline MCM’s offer, simply ignore it.  You do not need to respond to anything.

In arriving at our recommendation against selling your shares to MCM, we considered the following:

•                  We have entered our disposition phase and intend to seek stockholder approval of a plan of complete liquidation and dissolution (the “Plan of Liquidation”) in the coming weeks.  If we proceed as planned and our stockholders approve the Plan of Liquidation, we would seek to dispose of our assets, pay our debts and make a liquidating distribution to our stockholders within a two-year period.  (See warning regarding forward-looking statements below.)

•                  We have engaged an independent appraisal firm to estimate the value of our shares in connection with the proposed plan of liquidation.  Based on preliminary indications from such firm, we believe the value of our portfolio is significantly above MCM’s offer price but also significantly below our most recent published estimated valuation of $3.58 per share, which was as of October 31, 2014.*

•                  We believe that MCM’s offer is meant to take advantage of the illiquidity of our shares by buying your shares at a price significantly below their fair value in order to make a significant profit.

Please be aware that MCM is not affiliated in any way with the Company, Behringer Harvard Opportunity Advisors I, LLC or Behringer.

We urge you to consult your financial advisor and exercise caution with respect to this and other mini-tender offers. Mini-tender offers are offers to purchase less than 5% of a company’s outstanding shares, thereby avoiding the filing, disclosure and procedural safeguards adopted by the Securities and Exchange Commission (the “SEC”) for the protection of investors.  The SEC has cautioned investors about offers of this nature. Additional information about mini-tender offers is available on the SEC’s website at www.sec.gov/investor/pubs/minitend.htm.

We have filed a Form 8-K with the SEC in response to MCM’s offer, which is available for free on our website at behringerinvestments.com/prior-programs-resources.  If you have any questions related to the tender offer, please contact your financial advisor or shareholder services at 866.655.3650.

*For further information regarding the October 2014 per share estimated valuation and certain limitations related thereto, please read our Form 10-K filed on March 18, 2016, at www.behringerinvestments.com.

Additional Information:

This letter is being filed in respect of the proposed Plan of Liquidation. The proposed Plan of Liquidation will be submitted to the stockholders of the Company for their consideration. In connection with the proposed Plan of Liquidation, the Company will file a proxy statement with the SEC. This letter does not constitute a solicitation of any vote or proxy from any stockholder of the Company. Investors are urged to read the proxy statement carefully and in its entirety when it becomes available and any other relevant documents or materials filed or to be filed with the SEC or incorporated by reference in the proxy statement, because they will contain important information about the plan of liquidation. The final proxy statement will be mailed to the Company’s stockholders. In addition, the proxy statement and other documents will be available free of charge at the SEC’s internet website, www.sec.gov. When available, the proxy statement and other pertinent documents also may be obtained free of charge at www.behringerinvestments.com, or by directing a written request to Behringer Harvard Opportunity REIT I, Inc., Attn: Shareholder Services, 14675 Dallas Parkway, Suite 600, Addison, Texas 75001.

The Company, its directors and executive officers, Behringer Harvard Opportunity Advisors I, LLC (the “Advisor”) and its affiliates, and employees of the Advisor may be deemed to be participants in the solicitation of proxies with respect to the Plan of Liquidation. Information regarding the Company’s directors and executive officers and the Advisor is detailed in the proxy statements and annual reports on Form 10-K and quarterly reports on Form 10-Q previously filed with the SEC, each of which can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of the Company’s directors and executive officers and the Advisor in the Plan of Liquidation may be obtained by reading the proxy statement and other relevant documents or materials relating to the proposed transaction when they become available.

Forward Looking Statements:

Certain statements contained herein other than historical facts may be considered forward-looking statements within the meaning of federal securities laws. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “would,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained herein.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors. These forward-looking statements include, among others, statements about our intention to seek stockholder approval of the Plan of Liquidation, the expected estimated value of the Company’s shares, and the expected timing and completion of the Plan of Liquidation. The risks and uncertainties include the ability of the Company to obtain stockholder approval to consummate the Plan of Liquidation, unanticipated difficulties or expenditures relating to the Plan of Liquidation, legal proceedings that may be instituted against the Company related to the Plan of Liquidation,  risks associated with the Company’s potential failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and general risks affecting the real estate industry. The Company also faces certain additional risks as described more fully in the section entitled “Part I. Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 18, 2016 and in the section entitled “Part II. Item 1A. Risk factors” in the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 10, 2016.

Except as required by applicable securities laws, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of future events, new information or otherwise.